UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



    X     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
  -----   of 1934


          For the fiscal year ended December 31, 1998.

                                       OR

          Transition Report Pursuant to Section 15(d) of the Securities Exchange
 -----    Act of 1934

          For the transition period from                    to
                                        -------------------   ------------------

                         Commission File Number: 0-26094



A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           SOS Staffing Services, Inc.
                             1415 South Main Street
                            Salt Lake City, UT 84115

3





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
  SOS Staffing Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Salt Lake City, Utah
  June 16, 1999

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


Statements of Net Assets Available for Benefits as of December 31,
   1998 and 1997                                                                               4-6

Statement of Changes in Net Assets Available for Benefits for the Year
   Ended December 31, 1998                                                                     7-11

Notes to the Financial Statements                                                             12-17

Schedule of Assets Held for Investment Purposes as of
   December 31, 1998                                                                          18-19

Schedule of Reportable Transactions for the Year Ended
   December 31, 1998                                                                          20-24

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998

                                                                   1998 FUND INFORMATION
                                    -----------------------------------------------------------------------------------------
                                         Spartan U.S.
                                        Treasury Money        Fidelity U.S.       SteinRoe
                                            Market             Bond Index       Intermediate   Loomis Sayles  Fidelity Puritan
                                             Fund                Fund            Bond Fund       Bond Fund         Fund
                                    -----------------------------------------------------------------------------------------

INVESTMENTS:
   Mutual fund                        $          -       $      361,965    $       79,060   $     143,136    $    393,759
   Money market                             968,776                 -                 -               -               -

RECEIVABLES:
   Participants' contributions                9,079               3,683             3,737           5,243           9,112
   Employer contributions                    32,443              18,892             5,372          19,831          34,318
                                    -----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $  1,010,298       $     384,540     $      88,169    $    168,210     $   437,189
                                    =========================================================================================


                                                                   1998 FUND INFORMATION
                                    ----------------------------------------------------------------------------------------
                                              Fidelity         Dreyfus        Dreyfus           Neuberger          Managers
                                           Equity Income       S&P 500      Appreciation         Berman         Special Equity
                                              I Fund         Index Fund        Fund           Genesis Trust         Fund
                                    ----------------------------------------------------------------------------------------
INVESTMENTS:
   Mutual fund                         $     488,514   $      739,737     $   655,376      $    326,565    $      292,061

RECEIVABLES:
   Participants' contributions                10,809           23,055          14,212             6,064             8,081
   Employer contributions                     49,237           45,908          45,389            18,017            33,256
                                    ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $     548,560   $      808,700     $   714,977     $     350,646    $      333,398
                                    ========================================================================================

                         The accompanying notes are an
                       integral part of these statements.


                     SOS STAFFING SERVICES, INC. 401(k) PLAN

           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (continued)
                             AS OF DECEMBER 31, 1998
                                                                  1998 FUND INFORMATION
                                    -----------------------------------------------------------------------------------
                                                                        Templeton       Cohen & Steers
                                           Hotchkiss & Wiley            Developing       Realty Shares      Participant
                                          International Fund          Markets Trust         Fund               Loans
                                    -----------------------------------------------------------------------------------
INVESTMENTS:
   Mutual fund                            $     103,157          $       24,118     $       54,874     $         -
   Loans receivable                                 -                       -                  -              49,058

RECEIVABLES:
   Participants' contributions                    3,798                     303              1,680               -
   Employer contributions                         6,999                   3,554              7,997               -
                                   -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $     113,954          $       27,975      $      64,551      $     49,058
                                    ===================================================================================


                                                                  1998 FUND INFORMATION
                                    -----------------------------------------------------------------------------------
                                                             Kemper Advantage III
                                         SOS Stock Fund                                  Other             Total
                                    -----------------------------------------------------------------------------------
INVESTMENTS:
   Mutual fund                            $         -           $           -       $          -        $  3,662,322
   Money market                                     -                       -                  -             968,776
   Common stock                                 148,241                     -                  -             148,241
   Pooled separate account                          -                    83,972                -              83,972
   Loans receivable                                 -                       -                  -              49,058

RECEIVABLES:
   Participants' contributions                    5,112                     -                  -             103,968
   Employer contributions                        26,298                     -                  -             347,511

CASH                                                 47                     -               18,448            18,495
                                    -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $     179,698          $       83,972      $      18,448      $  5,382,343
                                    ===================================================================================

                         The accompanying notes are an
                       integral part of these statements.

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997
                                                                    1997 FUND INFORMATION
                                    --------------------------------------------------------------------------------------
                                                                                                Fidelity        Fidelity
                                          Fidelity Money        Fidelity                         Equity         Blue Chip
                                             Market          Intermediate       Fidelity         Income II       Growth
                                              Fund             Bond Fund       Puritan Fund        Fund           Fund
                                    --------------------------------------------------------------------------------------
INVESTMENTS:
   Mutual fund                        $          -      $      36,231    $      247,535   $      153,051    $    284,704
   Money market                             241,705             1,690             3,264            4,951           5,974

RECEIVABLES:
   Participants' contributions                4,192             2,022             4,255            8,354          11,410
   Employer contributions                    58,344              -                 -                -               -
   Interest and dividends                     1,151                 6                12               17              19

EXCESS CONTRIBUTIONS
   PAYABLE                                  (22,662)              (11)             (803)            (993)         (4,813)
                                    -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
   FOR BENEFITS                       $     282,730     $      39,938    $      254,263   $      165,380    $    297,294
                                    ======================================================================================
                                                                    1997 FUND INFORMATION
                                    --------------------------------------------------------------------------------------
                                            Fidelity          Fidelity                           Kemper
                                            Emerging          Worldwide         SOS Stock        Advantage
                                           Growth Fund          Fund             Fund              III             Total
                                    --------------------------------------------------------------------------------------
INVESTMENTS:
   Mutual fund                        $      258,299   $       94,091    $        -       $        -        $   1,073,911
   Money market                                4,594            3,966            3,756             -              269,900
   Common stock                                 -                -             185,466             -              185,466
   Pooled separate account                      -                -                -              82,086            82,086

RECEIVABLES:
   Participants' contributions                 7,113            5,723            5,030              353            48,452
   Employer contributions                       -                -                -                -               58,344
   Interest and dividends                         16             -                  14             -                1,235

EXCESS CONTRIBUTIONS PAYABLE
                                             (15,153)             (26)          (5,100)            -              (49,561)
                                    --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
                                       $     254,869   $      103,754     $    189,166    $      82,439    $    1,669,833
                                    ========================================================================================


                          The accompanying notes are an
                       integral part of these statements.



                     SOS STAFFING SERVICES, INC. 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                             FUND INFORMATION
                                            ------------------------------------------------------------------------------------
                                                                                                     Fidelity
                                                                     Fidelity        Fidelity         Equity           Fidelity
                                                Fidelity           Intermediate      Puritan         Income II        Blue Chip
                                                  Money             Bond Fund         Fund             Fund         Growth Fund
                                               Market Fund
                                            ------------------------------------------------------------------------------------

  ADDITIONS:
   Contributions:
     Participants                              $     11,247     $        963    $    139,571     $      5,699    $      6,541
     Employer                                           -                -            34,318              -               -
     Rollover                                           -                -            34,083              -               -
                                            ------------------------------------------------------------------------------------

                Total contributions                  11,247              963         207,972            5,699           6,541
                                            ------------------------------------------------------------------------------------
   Investment income:
     Net appreciation (depreciation) in
       fair value of investments                        -                (20)          9,986           21,806          43,293
     Interest and dividends                           3,402              910          34,872            2,902              34
                                            ------------------------------------------------------------------------------------

                Total investment income               3,402              890          44,858           24,708          43,327
                                            ------------------------------------------------------------------------------------

                Total additions                      14,649            1,853         252,830           30,407          49,868
                                            ------------------------------------------------------------------------------------

  DEDUCTIONS:
   Benefits paid to participants                    (10,276)             -            (9,972)          (2,996)         (2,137)
   Administrative fees                               (1,548)            (331)         (1,205)            (883)         (1,474)
                                            ------------------------------------------------------------------------------------

                Total deductions                    (11,824)            (331)        (11,177)          (3,879)         (3,611)
                                            ------------------------------------------------------------------------------------

  INTERFUND TRANSFERS                              (285,555)         (41,460)        (58,727)        (191,908)       (343,551)
                                            ------------------------------------------------------------------------------------

  NET INCREASE (DECREASE)                          (282,730)         (39,938)        182,926         (165,380)       (297,294)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                               282,730           39,938         254,263          165,380         297,294
                                            ------------------------------------------------------------------------------------

    End of year                                $         -      $         -     $    437,189     $         -     $         -
                                            ====================================================================================

                          The accompanying notes are an
                       integral part of these statements.

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                FUND INFORMATION
                                            ---------------------------------------------------------------------------------------
                                                Fidelity             Fidelity                          Kemper          Spartan U.S.
                                                Emerging             Worldwide       SOS Stock        Advantage       Treasury Money
                                               Growth Fund             Fund            Fund              III            Market Fund
                                            ----------------------------------------------------------------------------------------
  ADDITIONS:
   Contributions:
     Participants                              $      4,554     $      2,523    $    115,868     $        -        $     300,778
     Employer                                           -                -            26,298              -               32,443
     Rollover                                           -                -            10,553              -               82,920
                                            ----------------------------------------------------------------------------------------

                Total contributions                   4,554            2,523         152,719              -              416,141
                                            ----------------------------------------------------------------------------------------

   Investment income:
     Net appreciation (depreciation) in
       fair value of investments                     39,371           25,376        (287,022)           8,291                -
     Interest and dividends                             901               49             232              -               44,062
                                            ----------------------------------------------------------------------------------------

                Total investment income              40,272           25,425        (286,790)           8,291             44,062
                                            ----------------------------------------------------------------------------------------

                Total additions                      44,826           27,948        (134,071)           8,291            460,203
                                            ----------------------------------------------------------------------------------------

  DEDUCTIONS:
     Benefits paid to participants                     (947)             -           (19,878)          (6,386)          (190,601)
     Administrative fees                             (1,643)            (923)         (1,357)            (372)               -
                                            ----------------------------------------------------------------------------------------

                Total deductions                     (2,590)            (923)        (21,235)          (6,758)          (190,601)
                                            ----------------------------------------------------------------------------------------

  INTERFUND TRANSFERS                              (297,105)        (130,779)        145,838              -              740,696
                                            ----------------------------------------------------------------------------------------

  NET INCREASE (DECREASE)                          (254,869)        (103,754)         (9,468)           1,533          1,010,298

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                              254,869          103,754         189,166           82,439                -
                                            ----------------------------------------------------------------------------------------

     End of year                               $         -      $         -     $    179,698     $     83,972      $   1,010,298
                                            ========================================================================================



                          The accompanying notes are an
                       integral part of these statements.


                     SOS STAFFING SERVICES, INC. 401(k) PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                FUND INFORMATION
                                            ----------------------------------------------------------------------------------------
                                                  Fidelity          SteinRoe                                             Dreyfus
                                               U.S. Bond Index   Intermediate    Loomis Sayles   Fidelity Equity      S&P 500 Index
                                                     Fund          Bond Fund        Bond Fund      Income I Fund           Fund
                                            ----------------------------------------------------------------------------------------

  ADDITIONS:
   Contributions:
     Participants                              $     70,978     $     21,218    $     82,443     $    215,968      $     195,204
     Employer                                        18,892            5,372          19,831           49,237             45,818
     Rollover                                        21,140            2,344           4,361           24,838             19,387
                                            ----------------------------------------------------------------------------------------

                Total contributions                 111,010           28,934         106,635          290,043            260,409
                                            ----------------------------------------------------------------------------------------

   Investment income:
     Net appreciation (depreciation) in
       fair value of investments
                                                      3,850             (718)        (14,635)         (19,288)            51,052
     Interest and dividends                           9,392            1,977          14,741           19,085              7,781
                                            ----------------------------------------------------------------------------------------

                Total investment income
                                                     13,242            1,259             106             (203)            58,833
                                            ----------------------------------------------------------------------------------------

                Total additions                     124,252           30,193         106,741          289,840            319,242
                                            ----------------------------------------------------------------------------------------

  DEDUCTIONS:
     Benefits paid to participants                   (3,671)          (3,625)         (3,869)         (11,845)           (20,545)
     Administrative fees                                -                -               -                -                  -
                                            ----------------------------------------------------------------------------------------

                Total deductions                     (3,671)          (3,625)         (3,869)         (11,845)           (20,545)
                                            ----------------------------------------------------------------------------------------

  INTERFUND TRANSFERS                               263,959           61,601          65,338          270,565            510,003
                                            ----------------------------------------------------------------------------------------

  NET INCREASE                                      384,540           88,169         168,210          548,560            808,700

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                  -                -               -                -                  -
                                            ========================================================================================

     End of year                               $    384,540     $     88,169    $    168,210     $    548,560      $     808,700
                                            ========================================================================================


                          The accompanying notes are an
                       integral part of these statements.

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                FUND INFORMATION
                                            ----------------------------------------------------------------------------------------
                                                                                                   Hotchkiss &
                                                    Dreyfus          Neuberger       Managers         Wiley             Templeton
                                                 Appreciation         Berman      Equity Special   International  Developing Markets
                                                     Fund         Genesis trust       Fund             Fund               Trust
                                            ----------------------------------------------------------------------------------------

  ADDITIONS:
   Contributions:
     Participants                              $    176,953     $     94,791    $    156,347     $     29,907      $      11,547
     Employer                                        45,389           18,017          33,256            6,999              3,554
     Rollover                                        32,762            6,382           7,905              590                844
                                            ----------------------------------------------------------------------------------------

                Total contributions                 255,104          119,190         197,508           37,496             15,945
                                            ----------------------------------------------------------------------------------------

   Investment income:
     Net appreciation (depreciation) in
       fair value of investments                     44,329          (31,764)         (5,750)         (10,536)            (1,626)
     Interest and dividends                           4,900            5,176             580            2,806                321
                                            ----------------------------------------------------------------------------------------

                Total investment income              49,229          (26,588)         (5,170)          (7,730)            (1,305)
                                            ----------------------------------------------------------------------------------------

                Total additions                     304,333           92,602         192,338           29,766             14,640
                                            ----------------------------------------------------------------------------------------

  DEDUCTIONS:
     Benefits paid to participants                  (18,924)          (1,918)        (10,342)            (303)              (150)
     Administrative fees                                -                -               -                -                  -
                                            ----------------------------------------------------------------------------------------

                Total deductions                    (18,924)          (1,918)        (10,342)            (303)              (150)
                                            ----------------------------------------------------------------------------------------

  INTERFUND TRANSFERS                               429,568          259,962         151,402           84,491             13,485
                                            ----------------------------------------------------------------------------------------

  NET INCREASE                                      714,977          350,646         333,398          113,954             27,975

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                  -                -               -                -                  -
                                            ----------------------------------------------------------------------------------------

     End of year                               $    714,977     $    350,646    $    333,398     $    113,954      $      27,975
                                            ========================================================================================

                         The accompanying notes are an
                       integral part of these statements.

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                       FUND INFORMATION
                                            ----------------------------------------------------------------------------------------
                                                                                  Nationwide Life
                                                 Cohen & Steers                      Insurance
                                                 Realty Shares      Participant    Pooled Separate
                                                      Fund             Loans           Accounts            Other            Total
                                            ----------------------------------------------------------------------------------------

  ADDITIONS:
   Contributions:
     Participants                              $     34,840       $      -     $         -         $         -       $   1,677,940
     Employer                                         7,997              -               -                   -              347,421
     Rollover                                         1,899              -               -                   -              250,008
     Transfers from Wolfe & Associates
       401(k) Plan                                      -             57,083       1,693,183                 -            1,750,266
                                            ----------------------------------------------------------------------------------------

                Total contributions                  44,736           57,083       1,693,183                 -            4,025,635
                                            ----------------------------------------------------------------------------------------

   Investment income:
     Net appreciation (depreciation) in
       fair value of investments                     (9,653)             -           235,322                 -              101,664
     Interest and dividends                           3,374            4,968             -                   -              162,465
                                            ----------------------------------------------------------------------------------------

                Total investment income              (6,279)           4,968         235,322                 -              264,129
                                            ----------------------------------------------------------------------------------------

                Total additions                      38,457           62,051       1,928,505                 -            4,289,764
                                            ----------------------------------------------------------------------------------------

  DEDUCTIONS:
     Benefits paid to participants                     (417)             -          (248,716)                -             (567,518)
     Administrative fees                                -                -               -                   -               (9,736)
                                            ----------------------------------------------------------------------------------------

                Total deductions                       (417)             -          (248,716)                -             (577,254)
                                            ----------------------------------------------------------------------------------------

  INTERFUND TRANSFERS                                26,511          (12,993)     (1,679,789)             18,448                -
                                            ----------------------------------------------------------------------------------------

  NET INCREASE                                       64,551           49,058             -                18,448          3,712,510

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                  -                -               -                   -            1,669,833
                                            ----------------------------------------------------------------------------------------

     End of year                               $     64,551       $   49,058    $         -        $      18,448     $    5,382,343
                                            ========================================================================================

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

                        NOTES TO THE FINANCIAL STATEMENTS



1.       PLAN DESCRIPTION

The following description of the SOS Staffing Services, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established by SOS Staffing Services, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Through December 31, 1997, the Plan's trustee was First Security Bank of Utah, N.A. Effective January 1, 1998, the Company appointed Reliance Trust Company as Plan trustee. Additionally, effective January 1, 1998, Inteliant Corporation, formerly Wolfe & Associates, Inc. ("Inteliant"), a wholly-owned subsidiary of the Company, adopted the Plan, with certain modifications, as a replacement of the Wolfe & Associates, Inc. 401(k) Profit Sharing Plan and Trust (the "Wolfe Plan").

Employees of SOS Staffing Services, Inc. who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. Inteliant employees who have reached the age of 21 are eligible to participate in the Plan as of the ninety-first day following the day on which the employee first performs an hour of service for Inteliant.

Contributions

Eligible employees can elect to make contributions to the Plan and such contribution amounts are subject to certain limitations under the IRC. The Company can elect to make discretionary matching contributions to the Plan. For the year ended December 31, 1998, the Company provided a matching contribution equal to 33-1/3 percent of each non-highly compensated staff employee participant's contribution up to a maximum matching contribution of $2,000 per each such participant.

Effective January 1, 1998, the Plan was amended to exclude highly compensated employees from participating in the Plan.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as defined by the Plan. A participant vests according to the following schedule:

                             Less than three years                       0%
                             Three years                                50
                             Four years                                 75
                             Five years or more                        100%
Forfeitures

At December 31, 1998, forfeited nonvested accounts totalled approximately $19,447. These amounts will be used to reduce future employer contributions.

Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump sum distribution or an annuity to be paid in monthly installments.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Investment Options

As of December 31, 1998, participants may direct their contributions, the employer matching contributions and any related earnings into several investment options. Participants may change their investment elections on a daily basis. A brief description of each investment option is provided below:

         Spartan U.S. Treasury Money Market Fund
         ---------------------------------------
         This fund's objective is to seek high current income while maintaining a stable share price by investing in high quality, short-term money market securities, such as US Treasury securities.

         Fidelity U.S. Bond Index Fund
         -----------------------------
         This fund's objective is to track, rather than beat, the performance of the Lehman Brothers Aggregate Bond Index by investing in various types of medium to high-quality debt obligations.

         SteinRoe Intermediate Bond Fund
         -------------------------------
         This fund's objective is to seek to provide a high level of current income consistent with the preservation of capital, through an investment portfolio with a primary emphasis on marketable debt securities.

         Loomis Sayles Bond Fund
         -----------------------
         This fund's objective is to obtain high total investment return through a combination of current income and capital appreciation. The fund normally invests all of its assets in fixed income securities, although up to 20 percent of its total assets may be invested in preferred stocks.

         Fidelity Puritan Fund
         ---------------------
         This fund's objective is to seek income consistent with preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding common stocks, preferred stocks and bonds of any quality.

         Fidelity Equity Income I Fund
         -----------------------------
         This fund's objective is to seek reasonable income by investing mainly in income-producing equity securities and those that offer potential for capital appreciation.

         Dreyfus S&P 500 Index Fund
         --------------------------
         This fund's objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the Standard & Poor's 500 Composite Stock Price Index.

         Dreyfus Appreciation Fund
         -------------------------
         This fund's primary objective is to seek long-term capital growth consistent with the preservation of capital with a secondary goal of current income. The fund generally invests at 80 percent of net assets in the common stock of U.S. and foreign companies.

         Neuberger Berman Genesis Trust
         ------------------------------
         This fund's investment objective is capital appreciation. The fund invests primarily in common stocks and securities convertible into or exchangeable for common stocks of companies with small-to-medium market capitalization.

         Manager's Special Equity Fund
         -----------------------------
         This fund's objective is to seek long-term capital appreciation from investments in companies with the potential for long-term growth as well as undervalued investments. The fund invests principally in equity securities of small- to medium-sized U.S. companies.

         Hotchkiss & Wiley International Fund
         ------------------------------------
         This fund's objective is to seek to provide current income and long-term growth of income, accompanied by growth of capital. The fund invests primarily in international equity securities.

         Templeton Developing Markets Trust
         ----------------------------------
         This fund's objective is to seek long-term capital growth by investing primarily in equity securities of companies in countries that have developing markets. The fund invests at least 65 percent of its total assets in equity securities of developing market issuers in at least three different developing markets.

         Cohen & Steers Realty Shares Fund
         ---------------------------------
         This fund's objective is to seek maximum total return through both current income and capital appreciation. This fund invests primarily in real estate investment trusts.

         SOS Staffing Services, Inc. Common Stock
         ----------------------------------------
         This fund is a non-diversified investment in the outstanding public shares of SOS Staffing Services, Inc.

         Kemper Advantage III
         --------------------
         This fund's objective is to offer both a guaranteed option under its fixed accounts and 26 variable investment options through its separate account. Advantage III is a variable annuity offered by Kemper Investor Life Insurance Company. This fund was an investment option offered by the former trustee. When the funds were transferred from the former trustee to the current trustee, participants were no longer allowed to contribute to this investment. However, funds that were invested in this option were allowed to remain in this investment and earn money until the participant elects to have the funds withdrawn or transferred to another investment option.

         Participant Loans
         ------------------
         The Participant Loan Fund is invested solely in promissory notes executed by participants. The Plan document does not allow for participant loans. However, the Wolfe Plan allowed for participant loans prior to the merger with the Plan. All loans outstanding from the Wolfe Plan at the time of the merger remained outstanding subsequent to the merger. As of December 31, 1998, the loans bear interest at rates ranging from 8.75 to 9.5 percent. These loans will be repaid within the next twelve years. All loans, regardless of term, become due and payable when the participant's employment terminates.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Kemper Advantage III investment option is reported at contract value which approximates fair value. Participant loans are reported at book value, which approximates fair value.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefits

Payments of benefits to participants are recorded when paid.

Administrative Expenses

The Company pays all administrative expenses of the Plan, except for certain trustee fees.

3.       WOLFE PLAN MERGER

Although the merger with the Wolfe Plan was effective January 1, 1998, the funds were transferred to the Plan's investment options on July 2, 1998. The funds (except for the participant loan fund) of the Wolfe Plan were invested in pooled separate accounts with Nationwide Life Insurance. The changes in the investments of the pooled separate accounts from January 1, 1998 to July 2, 1998 are as follows:

                                        Balance,         Investment                                            Balance,
          Investment                January 1, 1998        Income         Distributions      Transfers      July 2, 1998
------------------------------- -------------------- ----------------- ------------------ --------------- ---------------
Dreyfus S&P 500 Fund             $      206,051       $    36,653          $   (52,200)     $   43,637     $    234,141
Fidelity Growth Opportunity             225,021            28,514              (27,845)            397          226,087
Fidelity VIP Growth Fund                115,844            21,821              (21,986)            338          116,017
Janus Fund                              304,337            64,585              (52,874)            657          316,705
Nationwide Bond Fund                     30,914             1,166                 (923)              -           31,157
Nationwide Money Market Fund            207,985             3,360               (3,550)        (45,737)         162,058
Neuberger Berman Guardian                38,902             5,354                 (627)              -           43,629
Oppenheimer Global Fund A               101,070            17,479              (29,730)         46,665          135,484
20th Century Ultra Fund                 147,651            43,401              (27,188)         43,051          206,915
20th Century U.S. Government
   Short-term Fund                      121,814               847               (2,050)       (120,520)              91
Van Eck Gold Natural
   Resources Fund                        47,904            (5,730)             (12,380)             82           29,876
Warburg Pincus Emerging
   Growth Fund                          145,690            17,872              (17,363)         36,929          183,128
                                -------------------- ----------------- ------------------ --------------- ---------------

Total                            $    1,693,183       $   235,322          $  (248,716)     $    5,499     $  1,685,288
                                ==================== ================= ================== =============== ===============

4.       TAX STATUS


The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.


                     SOS STAFFING SERVICES, INC. 401(k) PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



                 (b) Identity of Issuer,
                     Borrower, Lessor                      (c) Description                           (e)Current Value
 (a)                 or Similar Party                       of Investment                (d) Cost
---------------------------------------------------------------------------------------------------------------------

        Fidelity Spartan U.S. Treasury Market Fund         968,776 shares of           $   968,776      $     968,776
                                                           money market fund

        Fidelity U.S. Bond Index Fund                      32,847 shares of                358,172            361,965
                                                           mutual fund

        SteinRoe Intermediate Bond Fund                    8,893 shares of                  79,732             79,060
                                                           mutual fund

        Loomis Sayles Bond Fund                            11,978 shares of                153,349            143,136
                                                           mutual fund

        Fidelity Puritan Fund                              19,620 shares of                401,462            393,759
                                                           mutual fund

        Fidelity Equity Income I Fund                      8,794 shares of                 496,208            488,514
                                                           mutual fund

        Dreyfus S&P 500 Index Fund                         20,328 shares of                682,726            739,737
                                                           mutual fund

        Dreyfus Appreciation Fund                          15,578 shares of                611,650            655,376
                                                           mutual fund

        Neuberger & Berman Genesis Trust                   16,055 shares of                349,746            326,565
                                                           mutual fund

        Managers Special Equity Fund                       4,771 shares of                 294,481            292,061
                                                           mutual fund

        Hotchkiss & Wiley International Fund               4,431 shares of                 113,349            103,157
                                                           mutual fund


                     SOS STAFFING SERVICES, INC. 401(k) PLAN

     LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                             AS OF DECEMBER 31, 1998

                 (b) Identity of Issuer,
                     Borrower, Lessor                   (c) Description                               (e)Current Value
 (a)                 or Similar Party                   of Investment                 (d) Cost
--------------------------------------------------------------------------------------------------------------------

        Templeton Developing Markets Trust          2,341  shares of                  $    25,558      $      24,118
                                                    mutual fund

        Cohen & Steers Realty Shares Fund           1,445 shares of                        64,471             54,874
                                                    mutual fund

  *     SOS Staffing Services, Inc.                 20,447 shares of                      414,132            148,241
                                                    common stock

        Kemper Investors Life                       Advantage III                          83,972             83,972
           Insurance Company                        Investment option

        Participant loans                           Interest rates ranging from                 -             49,058
                                                    8.75% to 9.5%


* Denotes party-in-interest

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                  (h) Current
                                                                                                      Value of
                                                              (c)             (d)          (g)         Asset on      (i) Net
      (a) Identity of         (b) Description               Purchase        Selling      Cost of     Transaction        Gain
       Party Involved            of Asset                    Price          Price         Asset          Date          (Loss)
----------------------------- ---------------------- ---------------- ------------- ------------ --------------- ------------

Dreyfus Appreciation Fund     Mutual Fund              $    637,968     $      N/A   $  637,968   $   637,968     $      -

Dreyfus Appreciation Fund     Mutual Fund                       N/A         26,284       26,921        26,284          (637)

Fidelity Blue Chip Fund       Mutual Fund                    12,000            N/A       12,000        12,000           -

Fidelity Blue Chip Fund       Mutual Fund                       N/A        339,996      254,489       339,996        85,507

Fidelity Emerging Growth      Mutual Fund                     8,195            N/A        8,195         8,195           -
    Fund

Fidelity Emerging Growth      Mutual Fund                       N/A        305,865      283,106       305,865        22,759
    Fund

Fidelity Equity Income I      Mutual Fund                   604,295            N/A      604,295       604,295           -
    Fund

Fidelity Equity Income I      Mutual Fund                       N/A         96,492      109,088        96,492       (12,596)
    Fund

Fidelity Equity Income II     Mutual Fund                    14,863            N/A       14,863        14,863           -
    Fund

Fidelity Equity Income II     Mutual Fund                       N/A        189,721      157,476       189,721        32,245
    Fund


                     SOS STAFFING SERVICES, INC. 401(k) PLAN

           LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                   (h)Current
                                                                                                      Value of
                                                          (c)             (d)           (g)           Asset on     (i) Net
      (a) Identity of          (b) Description             Purchase        Selling       Cost of    Transaction       Gain
       Party Involved             of Asset                   Price          Price         Asset        Date          (Loss)
----------------------------------------------------------------------------------------------------------------------------

Fidelity Institutional        Mutual Fund              $     92,934     $      N/A   $   92,934    $    92,934     $      -
    Money Market Fund

Fidelity Institutional        Mutual Fund                       N/A        362,835      362,835        362,835           -
    Money Market Fund

Fidelity Puritan Fund         Mutual Fund                   465,898            N/A      465,898        465,898           -

Fidelity Puritan Fund         Mutual Fund                       N/A        329,661      291,224        329,661        38,437

Fidelity Spartan U.S.         Mutual Fund                 2,507,805            N/A    2,507,805      2,507,805           -
    Treasury Money Market
    Fund

Fidelity Spartan U.S.         Mutual Fund                       N/A      1,539,029    1,539,029      1,539,029           -
    Treasury Money Market
    Fund

Dreyfus S&P 500 Index Fund    Mutual Fund                   809,323            N/A      809,323        809,323           -

Dreyfus S&P 500 Index Fund    Mutual Fund                       N/A        361,072      329,135        361,072        31,937

Fidelity Worldwide Fund       Mutual Fund                    17,677            N/A       17,677         17,677           -

Fidelity Worldwide Fund       Mutual Fund                       N/A        137,144      114,721        137,144        22,423

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

           LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                   (h) Current
                                                                                                     Value of
                                                          (c)             (d)           (g)          Asset on       (i) Net
      (a) Identity of         (b) Description              Purchase        Selling       Cost of    Transaction       Gain
       Party Involved            of Asset                   Price          Price         Asset         Date          (Loss)
----------------------------------------------------------------------------------------------------------------------------

Hotchkiss & Wiley             Mutual Fund              $    119,267     $      N/A   $  119,267    $   119,267     $      -
    International Fund

Hotchkiss & Wiley             Mutual Fund                       N/A          5,574        6,424          5,574          (850)
    International Fund

Loomis Sayles Bond Fund       Mutual Fund                   205,251            N/A      205,251        205,251           -

Loomis Sayles Bond Fund       Mutual Fund                       N/A         47,479       52,468         47,479        (4,989)

Managers Special Equity Fund  Mutual Fund                   329,332            N/A      329,332        329,332           -

Managers Special Equity Fund  Mutual Fund                       N/A         31,521       37,589         31,521        (6,068)

Neuberger & Berman Genesis    Mutual Fund                   403,281            N/A      403,281        403,281           -
    Trust

Neuberger & Berman Genesis    Mutual Fund                       N/A         44,953       56,769         44,953       (11,816)
    Trust

SOS Staffing Services, Inc.   Common Stock                  520,825            N/A      520,825        520,825           -

SOS Staffing Services, Inc.   Common Stock                      N/A         61,779      129,539         61,779       (67,760)


                                         SOS STAFFING SERVICES, INC. 401(k) PLAN

                            LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                                            FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                   (h) Current
                                                                                                     Value of
                                                          (c)             (d)           (g)          Asset on       (i) Net
      (a) Identity of          (b) Description            Purchase        Selling       Cost of      Transaction       Gain
       Party Involved            of Asset                   Price          Price         Asset           Date          (Loss)
-----------------------------------------------------------------------------------------------------------------------------

Spartan Intermediate Bond     Mutual Fund               $   365,250     $      N/A   $  365,250    $   365,250      $     -
    Fund

Spartan Intermediate Bond     Mutual Fund                       N/A          7,135        6,983          7,135           152
    Fund

SteinRoe Intermediate Bond    Mutual Fund                    83,630            N/A       83,630         83,630           -
    Fund

SteinRoe Intermediate Bond    Mutual Fund                       N/A          3,852        3,909          3,852           (57)
    Fund

Fidelity Growth Opportunity   Mutual Fund                     1,728            N/A        1,728          1,728             -
    Fund

Fidelity Growth Opportunity   Mutual Fund                       N/A        253,933      225,418        253,933        28,515
    Fund

Fidelity VIP Growth Fund      Mutual Fund                     1,667            N/A        1,667          1,667             -

Fidelity VIP Growth Fund      Mutual Fund                       N/A        138,002      116,182        138,002        21,820

Janus Fund                    Mutual Fund                     1,712            N/A        1,712          1,712             -

Janus Fund                    Mutual Fund                       N/A        369,579      304,994        369,579        64,585

Nationwide Money Market Fund   Mutual Fund                      558            N/A          558            558             -

Nationwide Money Market Fund   Mutual Fund                      N/A        211,346      207,985        211,346         3,361

                     SOS STAFFING SERVICES, INC. 401(k) PLAN

           LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                   (h) Current
                                                                                                     Value of
                                                          (c)             (d)           (g)          Asset on       (i) Net
      (a) Identity of         (b) Description              Purchase        Selling       Cost of    Transaction       Gain
       Party Involved           of Asset                     Price          Price         Asset         Date          (Loss)
----------------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Fund A     Mutual Fund               $    47,958     $      N/A   $   47,958    $    47,958      $     -

Oppenheimer Global Fund A     Mutual Fund                       N/A        165,215      147,735        165,215        17,480

20th Century Ultra Fund       Mutual Fund                    44,799            N/A       44,799         44,799           -

20th Century Ultra Fund       Mutual Fund                       N/A        234,103      190,703        234,103        43,400

20th Century U.S.             Mutual Fund                        53            N/A           53             53             -
    Government Short-term
    Fund

20th Century U.S.             Mutual Fund                       N/A        122,661      121,814        122,661           847
    Government Short-term
    Fund

Warburg Pincus Emerging       Mutual Fund                    37,809            N/A       37,809         37,809             -
    Growth Fund

Warburg Pincus Emerging       Mutual Fund                       N/A        200,491      182,619        200,491        17,872
    Growth Fund

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.


         SOS STAFFING SERVICES, INC. 401(k) PLAN



Date:      June 28, 1999                        By:  /s/  John K. Morrison
      -------------------                            ---------------------
                                                     John K. Morrison
                                                     General Counsel & Secretary
                                                     SOS Staffing Services, Inc.